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March 3, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc. Preliminary Proxy Statement on Schedule 14A Filed by Biglari Capital Corp. et al. (“Biglari Capital”) Filed February 21, 2013 File No. 001-25225

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated February 28, 2014 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari Capital and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

General

1.	Mark your preliminary proxy statement and form of proxy “preliminary copies.”

Biglari Capital has revised the Proxy Statement in response to this comment.

Background of the Solicitation, page 4

2.	Please describe any material elements of the discussion between representatives of Biglari Capital and Cracker Barrel on January 26, 2014.

The January 26, 2014 meeting was a brief meeting involving high-level discussions between representatives of Biglari Capital and the Company.  There were no material understandings or agreements.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 3, 2014

Proposal No. 2, page 9

3.
We note the statement that you firmly believe that strong backing from your fellow shareholders on proposal no. 2 would provide a compelling impetus for the contemplated amendment. Rule 14a-9 requires a reasonable and factual basis for this belief, and support for this belief must be self-evident, disclosed in the proxy materials or provided to the staff in a supplemental response. Please provide support for this statement that a non-binding vote by perhaps as little as 20% of the shareholders of a single Tennessee corporation could provide a compelling impetus for such an amendment.

Biglari Capital believes that a strong showing of support by the shareholders of Cracker Barrel, one of the more significant public companies incorporated in the State of Tennessee, can exert a powerful influence on the legislative process by inducing Cracker Barrel to actively seek such an amendment.  Biglari Capital has revised the Proxy Statement accordingly.  See page 9.

*      *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely, /s/ Michael R. Neidell Michael R. Neidell